CRI M&A Advisors, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As of and for the Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CRI M&A Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7035 Halcyon Park Drive

(No. and Street)

Montgomery	AL	36117
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Sikes	334-467-1092	joel@crimaa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP

(Name – if individual, state last, first, and middle name)

15 South Main St., Suite 800	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)
06/07/2005		2324	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, William H. Carr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CRI M&A Advisors, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMY ELIZABETH NALLY
Notary Public
Alabama State at Large
My Commission Expires Nov 28, 2027

Amy Elizabeth Nally
Notary Public

Signature: [signature]

Title: Managing Member

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT

FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CRI M&A Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CRI M&A Advisors, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 8 to the financial statements, member's equity as of December 31, 2024, has been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2025 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2022.

GreerWalker LLP

Certified Public Accountants
March 1, 2026
Greenville, SC

GreerWalker LLP | **GreerWalker Corporate Finance LLC** | **greerwalker.com**
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office 15 South Main St., Suite 900 | Greenville, SC 29601 | USA | Tel 864.752.0080

December 31,		2025
Assets		
Current Assets		
Cash and cash eqivalents	$	4,085,631
Accounts receivable, net		14,445
Due from related company		3,981
Prepaid expense		5,740
Security deposits		3,431
Total current assets		4,113,228
Fixed Assets		
Furniture and equipment		48,762
Accumulated depreciation		(35,612)
Total fixed assets		13,150
Other Assets		
Operating lease right-of-use asset, net		152,584
Total assets	$	4,278,962
Liabilities		
Current Liabilities		
Accounts payable	$	17,995
Accrued liabilities		951,475
Deferred revenue		92,500
Operating lease liability		32,523
Total current liabilities		1,094,493
Long-Term Liabilities		
Operating lease liability		122,992
Total long-term liabilities		122,992
Total liabilities		1,217,485
Member's Equity		3,061,477
Total liabilities and member's equity	$	4,278,962

See notes to financial statements

Statement of Operations

Year ended December 31,		**2025**
Revenues		
Investment banking	$	4,127,287
Expenses		
Advertising and marketing		84,437
Credit loss expense		25,000
Computer expense		97,983
Consulting fees		20,640
Contract labor		17,456
Depreciation		10,280
Dues and subscriptions		1,282
Insurance		4,264
Meals and entertainment		9,387
Office supplies		12,279
Other expenses		7,327
Professional fees		36,700
Rent		17,913
Repairs and maintenance		7,453
Retirement expense		3,614
Salaries and employee benefits		1,559,901
Taxes and licenses		28,336
Telephone expense		3,400
Travel		60,968
Utilities		3,749
Total expenses		2,012,369
Net income	$	2,114,918

See notes to financial statements

Statement of Changes in Member's Equity

Year ended December 31,		**2025**
Balance at December 31, 2024, as previously reported	$	1,022,636
Prior year adjustment		(76,077)
Balance, at December 31, 2024, as restated		946,559
Net income		2,114,918
Balance at December 31, 2025	$	3,061,477

Year ended December 31,		2025
Cash Flows from Operating Activities:		
Net income	$	2,114,918
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		10,280
Change in allowance gain		(370)
Amortization of operating ROU asset		37,112
Decrease in accounts receivable		10,000
Increase in prepaid expenses		(5,740)
Decrease in security deposits		2,717
Increase in due to/from related company		(246,942)
Increase in accounts payable		2,935
Increase in accrued liabilities		942,183
Increase in deferred revenues		69,583
Operating lease liability		(35,989)
Net cash provided by operating activities		2,900,687
Cash Flows from Investing Activities:		
Purchase of furniture and equipment		(11,480)
Net Change in cash and cash equivalents		2,889,207
Cash and cash equivalents, beginning of year		1,196,424
Cash and cash equivalents, end of year	$	4,085,631
Supplemental Cash Flow Information:		
Cash paid on operating lease liability	$	37,636
Non-cash transactions:		
ROU asset obtained in exchange for new operating lease liability	$	155,257

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

CRI M&A Advisors, LLC (the "Company"), a limited liability company organized in August 2010, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on November 10, 2011 upon obtaining its broker-dealer registration. During 2015 the Company changed its name from Carr, Riggs & Ingram Transaction Advisors, LLC to Carr, Riggs & Ingram Capital Advisors, LLC. During 2024 the Company changed its name from Carr, Riggs & Ingram Capital Advisors, LLC to CRI M&A Advisors, LLC. The Company acts as an agent in merger and acquisition transactions as well as arranges debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company is a wholly owned subsidiary of Carr, Riggs & Ingram Capital, LLC.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (" ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its managing partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is generally computed based upon agreed-upon percentages of the sales price for the businesses sold by the Company, and is reported as revenue earned upon consummation of the sale transaction. Revenue from consulting projects is reported when earned. Revenue from nonrefundable commitment fees, generally paid in advance and credited against the final sales transaction fee, is recognized using the straight line method over the estimated term of the contract, typically twelve months.

The following table disaggregates the Company's investment banking revenue based on the timing of revenue recognition for the year ended December 31, 2025.

Revenue earned at a point in time	$4,081,870
Revenue earned over time	45,417
Total	$4,127,287

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred revenue on the accompanying statement of financial condition. As of December 31, 2025 and 2024, the Company recorded deferred revenue of $92,500 and $22,917, respectively. Amounts due from customers are recognized as accounts receivable on the accompanying statement of financial condition. As of December 31, 2025 and 2024, the Company recorded accounts receivable, net of allowances for credit losses, of $14,445 and $24,075, respectively.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitations for Internal Revenue Service (IRS) examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

The Company's policy is to record interest and penalties relating to taxes in interest expense on the financial statements. There were no significant interest or penalties related to taxes incurred during the year ended December 31, 2025.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage limits.

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable

Generally, the Company requires payment from its customers upon receipt of the invoice. As of December 31, 2025, allowance for credit losses of $555 was recorded by the Company. The Company recognizes the amount of change in the allowance for credit losses as an allowance gain or loss in operating expenses in the accompanying statement of operations. For the year ended December 31, 2025, the Company recognized an allowance gain of $370. Accounts are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for credit losses by applying historical credit loss rates to accounts receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation of furniture and equipment is provided for using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense when incurred. Depreciation expense for the year ended December 31, 2025, was $10,280.

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

The Company determines if an arrangement is a lease at inception. The Company's operating lease is included in operating lease right-of-use ("ROU") asset and operating lease liability in the accompanying statement of financial condition.

The operating lease ROU asset represents the Company's right to use an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. The operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's lease does not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The discount rate that the Company used to determine the present value of the lease payments was 1.32%. The operating lease ROU asset also includes any lease payments made after the commencement date and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components, which are generally accounted for separately. The Company accounts for the lease and non-lease components as a single lease component.

NOTE 3 – LEGAL CONTINGENCIES

The Company was not aware of or involved in any significant current or pending legal actions during the reporting period.

NOTE 4 – RELATED PARTIES

Carr, Riggs & Ingram, the indirect parent company of the Company, provides consulting, analyst and other services. As of December 31, 2025, the Company had outstanding receivables totaling $3,981 due from this related party. The Company has also entered into an agreement with this related party to provide human resources-related services as a co-employer with the Company's employees. For the year ended December 31, 2025, the Company incurred $662,198 of expenses under this agreement.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $3,020,731, which was $2,949,738 in excess of its required net capital of $70,993, and the Company's net capital ratio is 4 to 1.

NOTE 6 – LEASES

The Company entered into an operating lease for office space in Montgomery, Alabama that began September 2025. The lease has a term of five years. Total rent expense was $17,913 in 2025.

Supplemental statement of financial condition information related to lease as of December 31, 2025 was as follows:

Operating Leases:

Operating lease right-of-use assets	$ 152,584
Other current liability	$ 32,523
Operating lease liability	122,992
Total operating lease liability	$ 155,515

As of December 31, 2025, the future minimum lease payments under the current leases are as follows:

Year Ending	Amount
2026	$ 35,412
2027	35,412
2028	35,768
2029	36,480
2030	24,320
Total lease payments	167,392
Less present value discount	11,877
Total operating lease liability	$155,515

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2025 through the date the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that required recognition or disclosure in the notes to the December 31, 2025 financial statements.

NOTE 8 – PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2025, the Company identified errors and changes in accounting policies related primarily to the accounting for leases, amounts due from/to related party and accrued liabilities. Management concluded that the errors affected the financial statements for the year ended December 31, 2024 and, accordingly, as of January 1, 2025, a prior period adjustment was recorded to reduce opening member's equity with a cumulative effect of $76,077. The prior period adjustment did not impact total net cash flows for the year ended December 31, 2025, but certain operating cash flow line items have been adjusted to conform to the corrected amounts.

CRI M&A Advisors, LLC
Supplemental Schedule of Computation of
Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31,		2025
Net Capital		
Total member's equity	$	3,061,477
Deductions and/or charges:		
Non-allowable assets:		(40,746)
Net capital	$	3,020,731
Aggregate Indebtedness	$	1,064,900
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	70,993
Net capital in excess of the greater of 6 2/3% of aggregate		
indebtness or minimum net capital requirement		2,949,738
Percentage: Aggregate indebtness to net capital		35.25%
Reconciliation with Company's Computation		
Net capital, as reported in Company's Focus Report		
Part II, as amended	$	3,113,231
Net audit adjustments		(92,500)
Net capital per above	$	3,020,731

Requirements Under Rule 15c3-3(e}

The Company has no reserve deposit obligations under SEC 1Sc3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the period ended 12/31/25.



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CRI M&A Advisors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which CRI M&A Advisors, LLC (the “Company”) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving fixed-fee and transaction-based compensation for merger and acquisitions advisory, assessment, and analysis, as well as execution of mergers and acquisitions transactions on behalf of its clients; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) receiving fixed-fee and transaction-based compensation for merger and acquisitions advisory, assessment, and analysis, as well as execution of mergers and acquisitions transactions on behalf of its clients, (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

GreerWalker LLP

Certified Public Accountants
March 1, 2026
Greenville, SC



CRI M&A Advisors
7035 Halcyon Park Drive
Montgomery, AL 36117

334.328.0988
CRIMAA.com

Exemption Report
December 31, 2025

CRI M&A Advisors, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

    1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

    2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving fixed-fee and transaction-based compensation for mergers and acquisitions advisory, assessment, and analysis, as well as the execution of mergers and acquisitions transactions on behalf of its clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William H. Carr, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: William H. Carr
Title: Managing Partner
Date: 3/2/2026

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker LLP

Certified Public Accountants
March 1, 2026
Greenville, SC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CRI M&A Advisors, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of CRI M&A Advisors, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.